UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 32909 / November 22, 2017

_____

In the Matter of   :
                                                   :
NORTHEAST INVESTORS GROWTH   :
        FUND INC.   :
100 High Street   :
Boston, MA 02110   :
                                                   :
(811-03074)   :
                                                   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on September 29, 2017, and an amendment on
October 13, 2017, requesting an order under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On October 27, 2017, a notice of filing of the application was issued (Investment Company Act
Release No. 32886). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Eduardo A. Aleman
                                        Assistant Secretary